August 30, 2024

VIA EDGAR TRANSMISSION

Mr. Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Foor:

On August 20, 2024, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the Eventide Large Cap Focus Fund (the “Fund”). In a telephone conversation on August 28, 2024, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment: For non-routine matters such as this, please revise the disclosure regarding broker non-votes to state that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to deliver a proxy with respect to such beneficial owner’s shares and that such shares will not count as present for quorum purposes or for purses of Section 2(a)(42) of the 1940 Act. Please describe the effect of the absence of those shares on the vote at the meeting.

Response: The Registrant has amended its disclosures to state the following:

When a proxy is returned as an abstention ~~or “broker non-vote” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter)~~, the shares represented by the proxy will be treated as present for purposes of determining a quorum and as votes against Proposal I. In addition, under the rules of the New York Stock Exchange (“NYSE”), if a ~~NYSE-member~~ broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power (“broker non-votes”). In addition, the broker is not permitted to deliver a proxy with respect to such beneficial owner’s shares, and

Mr. Jeff Foor

August 30, 2024

accordingly, such shares will not count as present for quorum purposes or for purposes of §2(a)(42) of the 1940 Act. The NYSE considers Proposal I to be a non-routine matter that substantially affects a shareholder’s rights or privileges. As a result, these shares will not be counted for purposes of a vote on Proposal I, quorum or any other purpose. ~~also will be treated as broker non-votes for purposes of Proposal I (but will not be treated as broker non-votes for other proposals, including adjournment of the special meeting).~~

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser